ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2010
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Annual Information Form dated March 25, 2011 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 25, 2011. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "AUD$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

As used in this MD&A, the terms "we", "us", "our", the "Company" and "Entrée" mean Entrée Gold Inc. and the Company's wholly-owned subsidiaries, unless otherwise indicated.

Unless otherwise stated, Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), is responsible for the preparation of technical information in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia, the United States, Australia and Peru. The Company also leases office space in China. Entrée is primarily focused on exploring its principal properties in Mongolia and Nevada. As part of the Company's strategy, management is also actively seeking acquisitions to complement the Company's existing portfolio.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our common shares commenced on the NYSE-Amex effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have development and exploration properties in Mongolia, the United States, Australia and Peru. Our two principal assets are the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system with a NI 43-101 compliant probable reserve estimate as well as indicated and inferred resource estimates, and our Ann Mason copper-molybdenum property in Nevada, with a NI 43-101 compliant inferred resource estimate. The following is an overview of our two principal properties.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009. The licences are held by our wholly-owned subsidiary Entrée LLC. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's ("OTLLC") Oyu Tolgoi project and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area subject to a joint venture between Entrée and

(In United States dollars unless stated otherwise)

OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Ivanhoe Mines Ltd. ("Ivanhoe Mines") and 34% by the Government of Mongolia.

The beneficial ownership of the Shivee Tolgoi and Javhlant mining licences is divided between Entrée LLC and the Entrée-OTLLC Joint Venture as described below:

- The Entrée-OTLLC Joint Venture beneficially owns 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC's Oyu Tolgoi project. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit. Entrée LLC holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture.
- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,242 hectares. Shivee West is 100% legally and beneficially owned by Entrée LLC but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:


Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
N
Zone III
Ulaan Khud
EGD081B
HUGO NORTH EXTENSION
Ivanhoe Mines Oyu Tolgoi Project
Shivee West Trend
Oyu Tolgoi Trend
Heruga North Discovery
HERUGA
EJD0035A
Heruga Southwest
Javhlant Mining Licence (15225A)
LEGEND
Referenced Drill Hole Locations
Copper Gold Occurences
Mineral Deposits
IP Chargeability Anomalies
Shivee West Property (100% Entrée)
Entrée - Ivanhoe Joint Venture Property
0
10 km
SCALE
MINERAL TRENDS
SHIVEE WEST & JOINT VENTURE PROPERTY

(In United States dollars unless stated otherwise)

Entrée-OTLLC Joint Venture

In October 2004, Entrée entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines. Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in the Joint Venture Property. Most of Ivanhoe Mines' rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired from Ivanhoe Mines a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi copper-gold project, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of Oyu Tolgoi and the Heruga deposit immediately to the south of Oyu Tolgoi.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property. In accordance with the Earn-In Agreement, Entrée and OTLLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

At December 31, 2010, Ivanhoe Mines owned approximately 12.1% of Entrée's issued and outstanding shares acquired pursuant to the Earn-In Agreement. Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée's Board of Directors, a pre-emptive right to enable it to preserve its ownership percentage in the Company, and an obligation to vote its shares as Entrée's Board of Directors directs on certain matters, expired with the formation of the Entrée-OTLLC Joint Venture. OTLLC's right of first refusal on Shivee West is maintained.

Investment by Rio Tinto in Entrée

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Exploration Canada Inc.) ("Rio Tinto") took part in a private placement in the Company and became its largest shareholder. The terms of the equity participation agreement provide that in the event Entrée undertakes an equity financing, Rio Tinto has a pre-emptive right to maintain its ownership percentage in the Company.

At December 31, 2010, Rio Tinto owned approximately 13.0% of Entrée's issued and outstanding shares.

Investment by Rio Tinto Holdings in Ivanhoe Mines

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto plc, through its subsidiary Rio Tinto International Holdings Ltd. ("Rio Tinto Holdings"), invested approximately $3.0 billion between October 2006 and March 2011 to acquire approximately 42% of Ivanhoe Mines' issued and outstanding shares.

On December 8, 2010, Ivanhoe Mines announced that it had entered into a Heads of Agreement with Rio Tinto Holdings pursuant to which Rio Tinto Holdings may increase its percentage ownership of Ivanhoe Mines to 49%, through a combination of share issuances from treasury and acquisitions from third parties and the open market. This

(In United States dollars unless stated otherwise)

may result in additional direct investments in Ivanhoe Mines of up to approximately $1.9 billion. Rio Tinto Holdings also agreed to provide up to $1.8 billion in interim financing. Rio Tinto Holdings' ownership interest in Ivanhoe Mines is capped at 49% until January 18, 2012.

Ivanhoe Mines announced that the agreement is intended to provide funding to complete the accelerated full-scale construction of the first phase of the Oyu Tolgoi mining complex. The parties agreed that Rio Tinto Holdings would be entitled to appoint three of the nine directors of OTLLC (with Ivanhoe Mines appointing three and the Government of Mongolia appointing three) and that Rio Tinto Holdings would assume the management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property. Ivanhoe Mines will continue to directly manage ongoing exploration on the licences outside of the projected life-of-mine area, including the balance of the Joint Venture Property.

Investment Agreement and Integrated Development Plan

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian Government, Ivanhoe Mines and Rio Tinto Holdings to conclude the negotiations necessary to finalize an Investment Agreement.

In October 2009, Ivanhoe Mines, OTLLC and Rio Tinto Holdings signed the Investment Agreement with the Mongolian Government. The Investment Agreement took legal effect on March 31, 2010, and specifies that the Government of Mongolia will own 34% of the shares of OTLLC. The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Investment Agreement contemplates the Government of Mongolia obtaining a 34% interest in the rights of OTLLC in respect of the Joint Venture Property. However, neither Entrée nor Entrée LLC has any rights or benefits under the Investment Agreement, and Entrée's interest in the Joint Venture Property is not affected.

On May 11, 2010, Ivanhoe Mines released an updated mine plan or Integrated Development Plan ("IDP10") outlining the current scenario for the next phases of development and eventual open-pit and underground mining now anticipated to begin in 2012. Current reserves and resources are sufficient to support mining for approximately 60 years. Potential exists to expand these resources, particularly on the Joint Venture Property.

IDP10 declared the first underground mineral reserves and provided an overview of the future exploration, development and production possibilities for the Hugo North deposit, including the Entrée-OTLLC Joint Venture's Hugo North Extension deposit. On June 11, 2010, the Company filed an updated NI 43-101 compliant technical report titled "Lookout Hill Property Technical Report 2010" (the "June 2010 Technical Report"). The June 2010 Technical Report was dated June 9, 2010 and was prepared by AMEC Minproc Limited ("Minproc") of Perth Australia, a "Qualified Person" as defined in NI 43-101. The June 2010 Technical Report considered the conclusions and recommendations raised within IDP10 in the context of the Company's operations.

The following information is summarized, derived or extracted from the June 2010 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the information in the June 2010 Technical Report, reference should be made to the full text of the June 2010 Technical Report, which is available for review on SEDAR at www.sedar.com.

The probable reserve for Hugo North Extension (see Table 1) totals 27 million tonnes ("Mt") grading 1.85% copper and 0.72 grams per ton ("g/t") gold. Previously reported resource estimates for Hugo North Extension and Heruga, which were reproduced in the June 2010 Technical Report, are shown in Table 2 below. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010.

Table 1. Hugo North Extension Mineral Reserve, May 11, 2010 Entrée –OTLLC Joint Venture						
Deposit	Ore (Mt)	NSR (US$/t)	Cu (%)	Au (g/t)	**Recovered Metal**	
					Copper (lb)	Gold (oz)
Hugo Dummett Deposit						
Probable Shivee Tolgoi (Hugo North Extension)	27	55.57	1.85	0.72	1 032 000 000	531 000

Notes:

- Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

- Metal prices used for calculating the Hugo North underground net smelter reserves (NSR) are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave, all material within the shell has been converted to mineral reserves; this includes low grade indicated and inferred material assigned zero grade and treated as dilution.

- Only indicated resources were used to report probable reserves.

- The Entrée– OTLLC Joint Venture Property includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held in trust for the Entrée-OTLLC Joint Venture by Entrée LLC. The Joint Venture Property is operated by OTLLC. OTLLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

- The mineral reserves are not additive to the mineral resources.

Table 2. Entrée-OTLLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010							
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	**Contained Metal**		
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit							
Indicated Shivee Tolgoi (Hugo North)	117	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit							
Inferred Heruga Javhlant	910	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

- Copper Equivalent (CuEq) has been calculated using assumed metal prices of $1.35/pound for copper, $650/ounce for gold, and $10.50 for molybdenum. The equivalence formula was calculated assuming that gold was 91% of copper recovery. CuEq was calculated using the formula:

  CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

- The contained copper, gold and molybdenum in the table has not been adjusted for metallurgical recovery.

- Molybdenum content in the Heruga deposit is 141 parts per million ("ppm") and is included in the calculation of CuEq.

- The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

(In United States dollars unless stated otherwise)

- The mineral reserves are not additive to the mineral resources.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- The Entrée– OTLLC Joint Venture Property includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held in trust for the Entrée-OTLLC Joint Venture by Entrée LLC. The Joint Venture Property is operated by OTLLC. OTLLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

Highlights from IDP10 in relation to Entrée include:

- First reported mineral reserves on the Joint Venture Property;
- Hugo North Extension reserves have the highest value of all the Oyu Tolgoi deposits, measured as net smelter returns ("NSR");
- Development mining of Hugo North Extension (Lift 1) to begin Year 4 after commencement of production at Oyu Tolgoi, which is now estimated to be in 2012, with full production commencing in Year 11;
- Mining of Heruga deposit as proposed in Life of Mine (LOM) Sensitivity Case could commence in Year 27;
- Other alternative mining scenarios consider earlier production from Heruga – as early as Year 7;
- The Joint Venture Property is a key component of the development and potential further exploration success of the Oyu Tolgoi porphyry system;
- Commitment to ongoing exploration of the Oyu Tolgoi trend, with up to 13 kilometres ("km") of untested potential on the Joint Venture Property;
- Based on long term metal prices, Entrée's current share of reserves gives a net present value (NPV) (8%) of $79 million while using current metal prices gives a NPV (8%) of $134 million; and
- The conceptual LOM Sensitivity Case gives Entrée's production share using long term metal prices a NPV (8%) of $176 million while using current metal prices gives a NPV (8%) of $344 million.

UNITED STATES – ANN MASON

Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary M.I.M. (U.S.A.) Inc., which it acquired in June 2010 through the acquisition of PacMag Metals Pty Ltd (formerly PacMag Metals Limited) ("PacMag").

The following information was taken from "NI 43-101 Compliant Technical Report on the Ann Mason Property, Nevada, USA" with an effective date of March 11, 2011 (the "Technical Report 2011"). This report was prepared by Wardrop Engineering Inc. and Robert Cann, P.Geo., Entrée's Vice-President, Exploration. A copy is filed on SEDAR at www.sedar.com. Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Technical Report 2011.

The Ann Mason property is located seven kilometres west of the town of Yerington in central west Nevada and hosts the Ann Mason copper-molybdenum porphyry deposit. The property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares, on public land administered by the Bureau of Land Management.

The illustration below depicts the location of the Ann Mason property. In addition to the Ann Mason deposit, the property also hosts the Blue Hill copper oxide target.


Reno 70 km/50 miles
NEVADA
MacARTHUR
95
BEAR
BLUE HILLS PROSPECT
Cu Oxide
Cu-Mo Porphyry
95
Yerington
Ann Mason Property
YERINGTON MINE
ANN MASON DEPOSIT
810.4 Mt @ 0.40% Cu inf.
(43-101 compliant)
Mason
Artesia Lake
PUMPKIN HOLLOW
LEGEND
Major copper producer (1953-1978)
Copper deposits
Copper targets
ENTRÉE
ANN MASON PROPERTY
N
0
5 km
SCALE

Mineral Resource Estimate

The Ann Mason deposit contains a NI 43-101 compliant inferred resource of 810.4 Mt at 0.399% copper (at a 0.30% cut-off) for 3.23 Mt of contained copper. This resource estimate is constrained using PacMag's pit shell #25 from their Whittle pit optimization run 7.

The following table summarizes the mineral resource for the Ann Mason deposit as reproduced in the Technical Report 2011. The resource estimate for the Ann Mason deposit is effective as of January 26, 2010:

Cut-off	Tonnage	Cu
Cu %	**(million t)**	**%**
>0.4	315.22	0.485
>0.3	**810.39**	**0.399**
>0.2	1409.96	0.336

At a copper cut-off of 0.30%, modelled within pit shell #25, the molybdenum resource is 166 Mt at 0.010% molybdenum.

(In United States dollars unless stated otherwise)

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Total Revenues	$ -	$ -	$ -
Net Loss	20,069,408	17,102,254	16,730,278
Net loss per share, basic and diluted	$ (0.19)	$ (0.18)	$ (0.18)
Working capital	21,268,201	40,874,503	45,161,538
Total assets	81,359,098	45,804,120	48,105,468
Total long term liabilities	16,158,190	676,083	326,183

(1) Working Capital is defined as Current Assets less Current Liabilities.

The increase in net loss to $20,069,408 in the year ended December 31, 2010 compared to the prior year is the result of increased mineral exploration expenses further described below, increased spending by the Entrée-OTLLC Joint Venture resulting in increased losses from equity investee, and increased general and administrative expenses due to higher legal fees, audit fees, and payroll and consulting expenses due in part to increased operational requirements following the acquisition of PacMag. The decrease in working capital is primarily the result of cash used in operations during the year ended December 31, 2010 combined with approximately $7,388,000 of cash consideration and transaction costs paid as part of the PacMag acquisition. The increase in Total Assets over the prior year is the net effect of decrease in working capital described above combined with an increase in mineral property interests primarily from the PacMag acquisition. The increase in long term liabilities over the prior year is due primarily to future income tax liabilities that arose as part of the PacMag acquisition with the balance of the increase due to an increase in the loan payable to OTLLC.

(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Mineral property interests	$ 11,800,772	$ 9,324,109
General and administrative	4,946,505	3,666,557
Stock-based compensation	2,897,845	4,183,677
Loss from equity investee	985,441	169,508
Depreciation	203,086	156,144
Write-down of equipment	24,604	-
Interest income	(243,433)	(397,741)
Future income tax recovery	(545,412)	-
Net loss	$ 20,069,408	$ 17,102,254

Mineral properties expenditures are summarized as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Mongolia	$ 6,945,394	$ 5,755,117
US	3,973,528	2,688,193
Other	1,307,641	1,542,653
Total costs	12,226,563	9,985,963
Less stock-based compensation	(425,791)	(661,854)
Total expenditures, cash	$ 11,800,772	$ 9,324,109

MONGOLIA

Lookout Hill – Joint Venture Property

Since formation, and as of December 31, 2010, the Entrée-OTLLC Joint Venture had expended $8.8 million to advance the project. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée's behalf the required cash participation amount, equal to 20% of the $8.8 million incurred to date, charging interest at prime plus 2%.

Lookout Hill - Shivee West

Entrée's wholly-owned subsidiary, Entrée LLC has a 100% beneficial interest in the western portion of the Shivee Tolgoi mining licence (Shivee West).

(In United States dollars unless stated otherwise)

Entrée commenced its 2010 exploration program on Shivee West in April 2010. The initial surface work consisted of a deep-probing induced polarization (IP) survey, a close-spaced gravity survey, geochemical sampling and detailed geological mapping to augment the existing database followed by a diamond drilling program initiated in late June. 11,634 metres were completed in 11 holes testing deep targets along this trend. A work program and budget for 2011 will be finalized when full results are received and analyzed.

Togoot

Entrée's 100% owned, 14,031 hectare Togoot mining licence was issued by the Mineral Resources Authority of Mongolia on June 24, 2010. It is held by our Mongolian subsidiary, Entrée Resources LLC. Since 2008, three coal targets have been discovered on the Togoot licence: Nomkhon Bohr, Coking Flats and Khar Suul. These discoveries form part of the rich Permian-age coal basin of Southern Mongolia, which includes Tavan Tolgoi, located approximately 75 kilometres to the northwest of Togoot.

To May 2009, over 15,000 metres of drilling had been completed on coal targets on the Togoot licence, primarily at Nomkhon Bohr. Nomkhon Bohr lies adjacent to the northern boundary of the licence. No additional drilling was conducted in 2010. As a condition to the grant of the mining licence, Entrée Resources LLC was required to prepare a feasibility study on the Nomkhon Bohr target. The feasibility study was approved by the Mongolian Mineral Resource Counsel on January 14, 2011.

For the year ended December 31, 2010, Shivee West and Togoot expenses were $6,945,394 compared to $5,755,117 during the year ended December 31, 2009 as set out above. The higher expenses in 2010 resulted from a broader drill program on Shivee West compared to 2009 and no drilling activity on Togoot during the year ended December 31, 2010.

UNITED STATES

In addition to its Ann Mason property, the Company has direct and indirect interests in non-material properties in Nevada, Arizona, New Mexico and North Dakota, through agreements with Honey Badger Exploration Inc. ("Honey Badger"), Eurasian Minerals Inc.'s wholly-owned subsidiary Bronco Creek Exploration Inc. and Empirical Discovery LLC, and as a result of its June 30, 2010 acquisition of PacMag.

Ann Mason, Nevada

The Ann Mason property is Entrée's most advanced project outside of Mongolia. Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary M.I.M. (U.S.A.) Inc., which it acquired in June 2010 through the acquisition of PacMag.

Entrée released a resource estimate on the Ann Mason copper deposit in January 2010, which was reproduced in the Technical Report 2011. The Ann Mason deposit is estimated to contain an inferred resource of 810.4 Mt grading 0.40% copper, using a 0.30% copper cut-off. Accompanying molybdenum is estimated at 165.9 Mt at a grade of 0.01% molybdenum. Based on these figures, the Ann Mason deposit contains approximately 7.1 billion pounds of copper. The property also hosts the Blue Hill copper oxide target which is located approximately three kilometres northwest of the Ann Mason deposit.

Following its acquisition of the Ann Mason property, Entrée expended $1.6 million on the property in 2010. The Company is planning to conduct deep-penetrating IP geophysical surveys, to be followed by core drilling to explore the potential for higher grade mineralization at depth and for extensions west of the currently defined Ann Mason resource. In addition, the Company plans to conduct detailed geochemical sampling and drilling to test the extent of shallow oxide copper mineralization in the Blue Hill copper oxide zone, that straddles the western boundary of the Ann Mason property.

(In United States dollars unless stated otherwise)

Core drilling commenced at Ann Mason in early November 2010 with two drilling rigs. The first two holes were still in progress at year end.

Reverse circulation (RC) drilling was completed at Blue Hill between August and September, 2010. Fourteen holes totalling 2,364 metres were completed. Significant oxide Cu is present in EGBH-10-001/002/003/008/009/011. Significant Mo was also present in 005 and 009. Oxide Cu is present up to a depth of 185 metres ("m") (average approximately 125 m) and over a 700 m by 500 m area on the west side (below) the eroded Blue Hill Fault ("BHF"). The copper oxide zone is still open to the northwest and southeast.

Sulphide copper mineralization at the bottom of drill holes EG-BH-10-001, 002, 003, 005, 008, 009 and 010 indicates the Blue Hill porphyry-style sulphide mineralization (first discovered in PacMag holes BH08001 and BH08003) can probably be extended 1000 m or more to the southwest of the two discovery holes. The Blue Hill sulphide mineralization remains open to the northeast, southeast and at depth (holes 001 and 003 ended in mineralization).

Permitting is still underway to expand the approved area of operations so additional drilling can be completed to the southwest of the Blue Hill area (approximately six to eight of the planned 22 RC holes are outside the currently approved plan of operations).

For the year ended December 31, 2010, Ann Mason expenses were $1,593,963 compared to $Nil during the year ended December 31, 2009.

Blackjack and Roulette, Nevada

In July 2009, the Company's wholly-owned subsidiary Entrée Gold (U.S.) Inc. ("Entrée U.S.") entered into an agreement with Honey Badger whereby Entrée U.S. may acquire up to an 80% interest in the Blackjack property, which is comprised of 466 unpatented lode claims and is directly adjacent to the Ann Mason property near Yerington, Nevada. On August 26, 2010, Entrée U.S. exercised its first option to acquire a 51% interest after incurring minimum expenditures of $900,000 in the first year of exploration, delivering 37,500 shares of the Company and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property. In November, 2010, Entrée U.S. advised Honey Badger that it intends to earn a further 29% interest, which it may do by paying $375,000 and delivering 375,000 shares of the Company by August 21, 2012. Entrée U.S. has committed to carry Honey Badger through the completion of 10,000 m of drilling, including drilling done within the first year. 226 of the claims are subject to an underlying mining lease and option to purchase agreement between Honey Badger and two individuals. The underlying agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns royalty (which may be bought down to a 1% net smelter returns royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011.

In September 2009, Entrée U.S. entered into an agreement with the wholly-owned subsidiary of Eurasian Minerals Inc. ("Eurasian Minerals"), pursuant to which Entrée U.S. may acquire up to an 80% interest in the Roulette property, which adjoins Honey Badger's ground to the south and the Ann Mason property to the west. Under the terms of the agreement, Entrée U.S. may acquire an 80% interest in the Roulette property by incurring expenditures of $1,000,000, making cash payments of $140,000 and delivering 85,000 shares of the Company within three years. To date, Entrée U.S. has incurred minimum expenditures of $300,000, made cash payments totaling $90,000 and delivered 72,500 shares.

The 2010 exploration program for the Blackjack property included a geophysics IP and drilling program. On the Roulette property, a drill testing of geological, soil geochemical and geophysical (magnetic) anomalies was conducted.

Seven holes totalling 2,820 metres have been completed on Blackjack. Five of the holes were sited on the possible westward extension of the Blue Hill zone of mineralization; the upper portions of all five holes are strongly oxidized and iron-rich, with occasional oxide copper minerals noted. The most significant copper occurs as sulphide mineralization in drill hole EG-B-10-004 (14 m averaging 0.24% Cu), which is located more than 900 metres northwest of the oxide and sulphide copper mineralization drilled on the adjacent Ann Mason property.

(In United States dollars unless stated otherwise)

Narrow intervals of copper mineralization in EG-B-10-001 (4 m of 0.44% Cu from 444 m), located at the northeast corner of the Blackjack property, occur as coarse chalcopyrite in silicified breccias. Hole EG-B-10-001 also confirmed the presence of sulphide (predominately pyrite) mineralization in granodiorite intruded by quartz monzonite porphyry dykes at the eastern limit of a five kilometre-long, east-west trending IP anomaly.

On the Roulette property, four wide-spaced holes were drilled to test a broad target under approximately 350 metres of barren cover rocks. The holes were sited based on an updated geological and structural interpretation of the Yerington district, presence of a strong aeromagnetic high and anomalous results from a deep penetrating geochemical survey. Hole EG-R-10-003 intersected 20.7 metres averaging 0.14% Cu from a depth of 497.3 metres within strongly altered granodiorite cut by quartz and quartz-calcite veins. This intersection validates the conceptual basis of the exploration program and provides strong encouragement for further work to define and extend this discovery. A second drill hole failed to penetrate to the target depth due to strong faulting.

For the year ended December 31, 2010, Blackjack expenses were $1,008,362 compared to $475,417 during the year ended December 31, 2009.

For the year ended December 31, 2010, Roulette expenses were $721,425 compared to $52,361 during the year ended December 31, 2009. Limited work was completed on the Roulette property during 2009.

Lordsburg and Oak Grove, New Mexico

In June 2007, the Company entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico. Two targets are currently being explored – the Lordsburg property in New Mexico, and the Oak Grove property, which is located approximately 45 km northeast of Lordsburg. Under the terms of the agreement, as amended, Entrée has the option to acquire up to a 100% interest in either or both of the properties by incurring exploration expenditures of $1.9 million and issuing 300,000 shares by August 9, 2012. In addition, for each property that Entrée wishes to acquire an interest in, it must incur all additional exploration expenditures necessary to produce a NI 43-101 compliant resource estimate and complete a scoping study on that property. If Entrée fulfills all of its obligations on a property, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased by Entrée for $2 million. To date, the Company has incurred minimum expenditures of $900,000 and issued 150,000 shares under the agreement.

Work on the 1,435 hectare ("ha") Oak Grove property to date has consisted of permitting and negotiation of access agreements. A 17 km IP survey was commenced in late October and completed in early November and a 50 km magnetic survey was completed in December. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.

The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008, followed by four widely spaced diamond drill holes totaling 2,563 metres (8,405 feet). One of these holes (EGL-08-002) intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold.

Six additional drill holes were completed in 2009 and successfully expanded the mineralized zone. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG–L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres. Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

(In United States dollars unless stated otherwise)

No field work was completed at Lordsburg in 2010; however, Entrée is currently applying for additional drill permits for the 2011 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

For the year ended December 31, 2010, expenses incurred on the Lordsburg, Oak Grove and other Empirical targets were $274,100 compared to $2,016,427 during the year ended December 31, 2009. The decrease in expenses over the prior year was primarily the result of completing a limited amount of work at Oak Grove in the current year due to permitting and logistical delays combined with a refocusing of resources from Lordsburg to other projects during 2010.

Bisbee, Arizona

In January 2008, the Company entered into a second agreement with Empirical on similar terms to explore for buried porphyry copper targets in an area north of Bisbee, Arizona. The Bisbee camp has recorded production of over eight billion pounds of copper and three million ounces of gold. A ground geophysical program has been completed and drill testing of select targets commenced in Q4 2010.

A $610,000 exploration program commenced in 2010. Work to date includes three lines of IP/resistivity designed to test the Dixie and Abbot targets, the possible northern extension of the Freeport McMoRan's Cochise copper resource located 1.7 kilometres south of the Company's land holdings. Drilling of three RC diamond pre-collar holes commenced in early December. At year end, approximately 600 m of the planned 1,200 m of RC drilling had been completed. RC and diamond drilling recommenced in January 2011.

The Company is required to incur exploration expenditures of $1.9 million by February 13, 2013 and issue 300,000 shares by February 13, 2012. To date, the Company has incurred minimum expenditures of $700,000 and issued 100,000 shares under the agreement. For the year ended December 31, 2010, Bisbee expenses were $345,124 compared to $143,988 during the year ended December 31, 2009. The higher expenses in 2010 resulted from an increase in geological consulting fees.

Shamrock, Nevada

The Shamrock property was acquired on June 30, 2010 through the acquisition of PacMag. The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada. M.I.M. (U.S.A.) Inc. has an exploration and option agreement with the Palosky Family Trust to explore for and develop the 13 patented and 23 unpatented lode mining claims with an option to purchase a 100% interest in the claims for $300,000 payable in three equal tranches on September 12, 2010, 2011 and 2012. The Company made the initial $100,000 payment on September 12, 2010.

(In United States dollars unless stated otherwise)

Sentinel, North Dakota

The Sentinel uranium exploration property is located in southwest North Dakota. The property consists of a mineral lease of approximately 2,100 hectares which includes the Church uranium deposit, and two nearby non-contiguous prospecting permits covering approximately 1,160 hectares. The lease agreement between the Company's wholly-owned subsidiary Formation Resources, Inc. and the Evangelical Lutheran Church in America is for a twenty year term ending on June 30, 2027. It provides for cumulative payments totaling approximately $180,000 to June 30, 2013 ($5.00 per acre of lands per year). Thereafter, if paying production has not been established, the agreement provides for payments of $10.00 per acre of lands per year until June 30, 2017, after which the annual payment becomes the greater of $225,000 or a 4% royalty on gross proceeds from molybdenum and uranium sales.

Meadow Valley, Arizona

The Meadow Valley property consists of 44 unpatented mining claims staked by Gold (U.S.A.) Invest, Inc., a wholly owned subsidiary of the Company, and a lease agreement with Minquest Inc. on a total of six adjoining claims. The lease agreement grants an exclusive option to Gold (U.S.A.) Invest, Inc. to acquire a 100% interest in the six claims, subject to a 3% NSR royalty, by paying $190,000 over six years commencing August, 2010 and incurring $350,000 in exploration expenditures. The Meadow Valley property is an early stage exploration project within the Laramide porphyry copper province in Arizona.

Rainbow Canyon, Nevada

The Rainbow Canyon property consists of 52 unpatented lode mining claims owned 100% by the Company's subsidiary Gold (U.S.A.) Invest, Inc. The Company acquired the property on June 30, 2010 through the acquisition of PacMag. The Rainbow Canyon property is an early stage epithermal gold project in Nevada.

AUSTRALIA

Blue Rose Joint Venture

The Company's wholly-owned subsidiary PacMag has a 51% interest in the Blue Rose copper gold molybdenum joint venture property. Giralia Resources NL, now a subsidiary of Atlas Iron Limited (ASX:AGO), ("Giralia") retains a 49% interest. The joint venture covers exploration license EL 3848 in the Olary Region of South Australia, 300 km northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement and a copper oxide resource has been outlined in the north-central area of the tenement.

In September 2010, PacMag and Giralia entered into an agreement with Bonython Metals Group Pty. Ltd. ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture's shares in the private company for 6% of the initial public offering on the day of listing. Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture's private shares for AUD$25 million. On January 31, 2011, BMG issued 3,060 ordinary shares to the Company representing PacMag 51% interest of the joint venture's 6% ownership of BMG.

PacMag and Giralia also entered into a mineral development agreement with WASCO Mining Company Pty Ltd ("WASCO"), which plans to conduct mining operations in this area with PacMag and Giralia retaining a royalty interest. WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia. WASCO can earn 100% of a 12 square kilometre area surrounding the Blue Rose copper deposit along with the rights to mine and process any mineralization extracted. WASCO will refund the joint venture AUD$1.95 million in past expenditures and pay a 1.5% gross revenue royalty on any production from

(In United States dollars unless stated otherwise)

the property to the joint venture. The joint venture retains the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometre WASCO agreement area.

Mystique Farm-Out

Mystique is an early stage gold exploration property comprised of two exploration licenses, E28/1915 and E28/1916, held by Entrée's wholly owned subsidiary Southern Magnesium Pty Ltd ("Southern Magnesium"). Southern Magnesium entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending AUD$1 million by September 2012 and a 75% interest by expending AUD$2.5 million by September 2014. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property. The property is located in the Albany-Fraser Province of West Australia. Black Fire's 2010 exploration program, which commenced in July, includes 5,000 metres of aircore drilling, infill soil geochemical surveying and an Aboriginal heritage survey.

Corktree Farm-In

The Corktree property is located in Western Australia, 150 km north of Meekatharra and approximately 30 km east of the Doolgunna copper–gold project of Sandfire Resources NL (ASX:SFR – "Sandfire"). Southern Magnesium may earn a 51% interest in the property from Giralia by spending AUD$500,000 before May 25, 2011. In January 2011, Southern Magnesium advised Giralia that it does not wish to proceed with the project.

Northling Farm-Out

Southern Magnesium entered into a farm-out agreement with Quadrio Resources Pty. Ltd., a subsidiary of Dominion Mining Limited (ASX:DOM – "Dominion"), whereby Dominion can earn up to a 70% interest in exploration licence E52/2314 by spending AUD$750,000 over 5 years. The property was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4 metres). Dominion conducted a limited drilling program through Q3 2010; full results of this work are still being evaluated.

PERU

In September 2010, the Company announced that it had entered into a conditional agreement with a private Peruvian company whereby Entrée, through its wholly-owned Peruvian subsidiary, Exploraciones Apolo Resources S.A.C. ("Apolo"), may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Apolo obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Apolo may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Apolo has vested a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of five concessions totalling 2,900 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district. Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.

For the year ended December 31, 2010, Lukkacha expenses were $85,911 compared to $Nil during the year ended December 31, 2009.

(In United States dollars unless stated otherwise)

CHINA

In November 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totalling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People's Republic of China.

A six-hole, 2,660 metre diamond drilling program was completed in January 2010. Variable base metal mineralization was intersected in several holes. A further 1,500 metre drill program commenced in mid-July to test a number of additional geological-geophysical-geochemical targets. Six holes totalling 1,508 metres were completed and several holes encountered variable alteration and quartz stockwork with pyrite and anomalous base metal values with a maximum copper value of 0.17% over 2 metres in hole HX-10-12. In December 2010, after reviewing data from the drilling programs, Entrée gave notice of its intention to terminate the agreement.

For the year ended December 31, 2010, Huaixi expenses were $628,921 compared to $1,156,223 during the year ended December 31, 2009. The decrease in 2010 resulted from decreased drilling activity in the current year compared to the year ended December 31, 2009.

CANADA

In September 2009, the Company entered into an option agreement with Taiga Consultants Ltd. ("Taiga") to acquire the Crystal property, an early-stage copper-molybdenum project in central British Columbia.

A short prospecting and sampling program was completed in October 2009. In May 2010, an airborne EM and magnetic survey was completed. The survey identified a number of anomalies which may be related to Cu-Mo mineralization. A follow-up ground mapping and soil (104 samples) and rock (131 samples) sampling program was completed in July and August, 2010. Two grab samples from a mineralized breccia-shear zone returned 0.6 and 0.7% copper. After evaluating results from this program, the Company decided not to proceed with the acquisition of the Crystal property. In November 2010, the Company provided 30 days' notice to Taiga of termination of the option agreement.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2010, general and administrative expense before stock-based compensation was $4,946,505 compared to $3,666,557 during the year ended December 31, 2009. The increase in 2010 was due to a number of factors including the increases in personnel, salary increases for existing personnel and increased legal and regulatory fees compared to 2009. These increases were substantially driven by increased operational requirements following the acquisition of PacMag.

STOCK-BASED COMPENSATION

For the year ended December 31, 2010, stock-based compensation expense was $2,897,845 compared to $4,183,677 during the year ended December 31, 2009. During the year ended December 31, 2010, 1,737,500 options were granted with a fair value of $3,007,946, compared to 3,622,500 options that were granted with a fair value of $4,109,921 during the year ended December 31, 2009.

INTEREST INCOME

For the year ended December 31, 2010, interest income was $243,433 compared to $397,741 during the year ended December 31, 2009 as set out above. The Company earns income on its cash. The decreases were due primarily to lesser principal amounts invested due to cash expenditures throughout the year.

VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns asset backed notes (AB Notes) with a face value of C$4,007,068 (December 31, 2009 – C$4,013,365). The Company has designated the notes as available for sale and the notes are recorded at fair value.

During the year ended December 31, 2010, the fair market value of the AB Notes was positively impacted by two factors: credit market conditions, and the passage of time.

Credit markets resumed their tightening trend in 2010, which was a significant factor in the increase in fair market value of the AB Notes.

Secondly, the simple passage of time had a positive effect on fair market value. As with all debt instruments, provided they do not go into default, the value of the AB Notes will approach par as the maturity date approaches. The reduction in the time-to-maturity is a factor that increased the fair market value of the AB Notes during this period.

The impact of these positive factors was an increase in fair market value in 2010. As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,623,998 as at December 31, 2010 (December 31, 2009 – C$2,267,560). Accordingly, the Company has recorded an unrealized gain of $471,588 in other comprehensive income (December 31, 2009 – $563,481) for the year ended December 31, 2010.

The table below summarizes the Company's valuation.

Restructuring categories	C$ thousands			
	Face value	December 31/2010 C$ Fair value estimate*	December 31/2009 C$ Fair value estimate	Expected maturity date
MAV 2 Notes				
A1 (rated A)	1,960,231	1,537,392	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	1,000,732	826,653	12/20/2016
B	295,974	84,670	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	4,007,068	2,623,998	2,267,560	

* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.7 million
- the total United States dollars fair value of the investment at December 31, 2010 is $2,638,185 (Dec 31, 2009 - $2,166,597).

While the Company believes it has utilized an appropriate methodology to estimate fair value, there can be no assurance that its estimate of potential recovery as at December 31, 2010 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% interest in a joint venture with OTLLC and the Government of Mongolia (Note 7). At December 31, 2010, the Company's investment in the joint venture was $119,517 (December 31, 2009 - $94,154). The Company's share of the loss of the joint venture is $985,441 for the year ended December 31, 2010 (December 31, 2009 - $169,508).

(In United States dollars unless stated otherwise)

Australia Listed Equity Securities

At December 31, 2010, the Company held the following Australia listed securities that it acquired through its acquisition of PacMag in June 2010:

	Shares	FMV
Peninsula Energy Limited (ASX: PEN)	34,650,000	$2,837,269
Zenith Minerals Limited (ASX:ZNC)	300,000	89,048
		$2,926,317

The Company recorded an unrealized gain of $1,712,928 in other comprehensive income (December 31, 2009 - $Nil) for the year ended December 31, 2010.

OUTLOOK

The Company is actively engaged in evaluating additional acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas. Recent efforts have resulted in the acquisition of PacMag, agreements with Honey Badger and Euasian Minerals' wholly owned subsidiary Bronco Creek Exploration Inc. on projects in Nevada and a conditional agreement on the Lukkacha property in Peru. The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow. If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine. As at December 31, 2011, Entrée had working capital of approximately C$21 million. Entrée's average monthly operating expenses in 2010 were approximately C$1.3 million, including exploration, general and administrative expenses and investor relations expenses. Due to the nature of Entrée's mineral property interests, the Company has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. In order to provide the Company with flexibility to quickly raise funds should the need or opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A. These filings will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the short form base shelf prospectus remains effective. Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended December 31, 2010	Three Months Ended September 30, 2010	Three Months Ended June 30, 2010	Three Months Ended March 31, 2010
Exploration	$ 4,109,919	$ 4,496,968	$ 2,511,312	$ 1,108,364
General and administrative	4,041,289	1,729,714	808,638	1,066,608
Loss from operations	(8,151,208)	(6,226,682)	(3,319,950)	(2,174,972)
Interest income	51,199	80,251	50,564	61,419
Loss from equity investee	(388,114)	(401,539)	(153,177)	(42,611)
Future income tax recovery	545,412	-	-	-
Net loss	$ (7,942,711)	$ (6,547,970)	$ (3,422,563)	$ (2,156,164)
Loss per share, basic and diluted	$ (0.08)	$ (0.04)	$ (0.04)	$ (0.02)

	Three Months Ended December 31, 2009	Three Months Ended September 30, 2009	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009
Exploration	$ 2,406,856	$ 2,722,656	$ 2,840,854	$ 2,015,597
General and administrative	3,591,718	888,319	942,685	1,921,802
Loss from operations	(5,998,574)	(3,610,975)	(3,783,539)	(3,937,399)
Interest income	62,758	33,142	80,161	221,680
Loss from equity investee	(103,960)	(43,094)	(22,454)	-
Fair value adjustment to asset backed commercial paper	-	-	-	-
Net loss	$ (6,039,776)	$ (3,620,927)	$ (3,725,832)	$ (3,715,719)
Loss per share, basic and diluted	$ (0.06)	$ (0.04)	$ (0.04)	$ (0.04)

The 2010 field exploration season did not begin until the end of March resulting in lower explorations cost in the first quarter compared to the prior year. Interest income in 2010 has decreased compared to 2009 due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at December 31, 2010 was $21,268,201 and is more than sufficient to fund exploration, general and administrative expense and investor relations for the next twelve months. Cash was $21,296,169 at December 31, 2010. At present, the Company is dependent on equity financing for additional funding if required.

(In United States dollars unless stated otherwise)

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production on the Joint Venture Property, at its election, by debt financing from OTLLC with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $15,970,131 for the year ended December 31, 2010 (December 31, 2009 - $13,338,900) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the year ended December 31, 2010 and 2009 and common shares issued for cash were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2009
	Shares	Amount	Shares	Amount
Share Issue Costs	-	$ (147,228)	-	$ -
Exercise of stock options	2,122,278	2,699,728	2,355,948	2,280,050
	2,122,278	$ 2,552,500	2,355,948	$ 2,280,050

Investing activities

During the year ended December 31, 2010, the Company expended $7,388,397 (December 31, 2009 – $77,098) relating to the PacMag acquisition and cash and bond payments of $258,367 (December 31, 2009 – $107,787) related to other mineral property interests and recorded in other assets. The Company also acquired $837,263 cash on the acquisition of PacMag on June 30, 2010. During the year ended December 31, 2010, the Company expended $180,458 on equipment, primarily for exploration activities (December 31, 2009 - $141,307).

Table of Contractual Commitments

The following table lists as of December 31, 2010 information with respect to the Company's known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total
Office leases	$ 154,434	$ 236,824	$ 252,042	$ 196,483	$ 839,783
Total	$ 154,434	$ 236,824	$ 252,042	$ 196,483	$ 839,783

(In United States dollars unless stated otherwise)

Outstanding share data

As at December 31, 2010, there were 114,354,925 common shares outstanding. In addition, there were 9,292,800 stock options outstanding with exercise prices ranging from C$1.32 to C$2.86 per share. There were no warrants outstanding at December 31, 2010. As at March 25, 2011 there were 114,550,725 common shares outstanding. In addition, there were 9,457,000 stock options outstanding with exercise prices ranging from C$1.32 to C$3.47 per share.

CAPITAL RESOURCES

The Company had no commitments for capital assets at December 31, 2010.

At December 31, 2010, the Company had working capital of $21,268,201 compared to $40,874,503 at December 31, 2009. In addition, the Company had an investment in asset backed commercial paper of $2,638,185 net of all adjustments. Working capital on hand is expected to be sufficient to fund exploration, general and administrative expense, and investor relations for the next twelve months.

The Company is committed to make lease payments for the rental of office space totalling $839,783 over its seven year office lease in Vancouver, an annual office lease in Beijing, two annual office leases in Yerington, and an annual lease for accommodations in Vancouver.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2010 (December 31, 2009 - Nil).

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is

(In United States dollars unless stated otherwise)

determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting AB Notes since August 2007 constitute an indication of impairment and it is therefore necessary to carry AB Notes at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

CHANGES IN ACCOUNTING POLICIES

In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2010-13, *Compensation – Stock Compensation (Topic 718)*, amending Accounting Standards Codification (ASC) 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity’s equity securities trade should not be classified as a liability if it otherwise qualifies as equity. ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice. ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010. The Company is currently evaluating the impact of ASU 2010-13, but does not expect its adoption to have a material impact on the Company’s financial reporting and disclosures.

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events (Topic 855)*, amending ASC 855. ASU 2010-09 removes the requirement for a U.S. Securities and Exchange Commission ("SEC") filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and its adoption did not have a material impact on the Company’s financial reporting and disclosures.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements*, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 during the March 2010 quarter, and its adoption did not have a material impact on the Company’s financial position or results of operations.

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2010.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash, investments, receivables, accounts payable and accrued liabilities and loans payable, some of which are denominated in United States dollars, Mongolian Tugriks, Australian dollars, Peruvian Nuevo Sol and Chinese Renminbi. Investments include asset-backed notes. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company has estimated the fair value of AB Notes at December 31, 2010 using the methodology and assumptions outlined below. The fair value estimate of the AB Notes received under the restructuring were calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers' required yield and calculated the present value of the AB Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values (see VALUATION OF INVESTMENT).

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring. Based on the fair value estimation, the Company has recorded an unrealized gain of $471,588 (December 31, 2009 - $563,481) for the year ended December 31, 2010. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, the future price of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and future financial performance. In certain cases, forward-looking statements can be identified by the use of words such as plans, expects or does not expect, is expected, budgeted, scheduled, estimates, forecasts, intends, anticipates, or does not anticipate or believes or variations of such words and phrases or statements that certain actions, events or results may, could, would, might, will be taken, occur or be achieved. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances

(In United States dollars unless stated otherwise)

or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this MD&A. For a more extensive discussion of such risks and uncertainties, the reader should also refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $500,000 of the total is recoverable from OTLLC.

Entrée is not presently a party to the Investment Agreement. Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the new surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the new surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals. In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement.

(In United States dollars unless stated otherwise)

In Nevada, maintenance fees must be paid to the Bureau of Land Management annually. For the 2011 assessment year, the aggregate fee for the Ann Mason property is approximately $35,000.

In both Mongolia and Nevada, the Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company's financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2010 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management evaluated the Company's internal control over financial reporting at December 31, 2010 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company's internal control over financial reporting occurred during the period beginning on October 1, 2010 and ended on December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great

uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.